Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-156346

Prospectus Supplement
(To Prospectus dated December 24, 2008)

€2,000,000,000

Canada

3.500% Euro Bonds due January 13, 2020

Canada will pay interest on the bonds at the rate of 3.500% per annum on January 13 of each year, commencing January 13, 2011. Interest will accrue from January 13, 2010. Canada cannot redeem the bonds prior to maturity unless certain events occur involving Canadian taxation as further described in “Description of Bonds — Maturity, Redemption and Purchases”. The bonds will mature on January 13, 2020.

The bonds will constitute direct unconditional obligations of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

The bonds will contain collective action clauses with provisions regarding future modifications to their terms. Under those provisions, which are described beginning on page S-9 of this prospectus supplement, modifications affecting the reserved matters listed in the bonds, including modifications to payment and other important terms of the bonds, may be made with the consent of the holders of 75% of the aggregate principal amount of bonds then outstanding.

Application has been made for the bonds offered by this prospectus supplement to be admitted on the Official List of the Luxembourg Stock Exchange and for such bonds to be admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. Unless the context otherwise requires, references in this prospectus supplement to the bonds being “listed” shall mean that the bonds have been admitted to trading on the Euro MTF Market and have been admitted to the Official List of the Luxembourg Stock Exchange. The Underwriters will purchase all of the bonds if any are purchased.

	Per Bond	Total

Public offering price(1)	99.412%	€1,988,240,000
Underwriting discount	0.175%	€3,500,000
Proceeds, before expenses, to Canada(1)	99.237%	€1,984,740,000

(1)	Plus accrued interest from January 13, 2010, if settlement occurs after such date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Canada expects that the bonds will be ready for delivery in book-entry form only through Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V., as the case may be, on or about January 13, 2010.

BNP PARIBAS	Credit Suisse	Deutsche Bank	HSBC

BofA Merrill Lynch	CALYON Credit Agricole CIB	Citi	RBC Capital Markets	TD Securities

BMO Capital Markets
Casgrain & Company (USA) Limited
CIBC
Desjardins Securities Inc.
Laurentian Bank Securities
National Bank Financial
Scotia Capital
The date of this prospectus supplement is January 6, 2010.

This prospectus supplement should be read together with the prospectus dated December 24, 2008 (the “prospectus”) of Canada which contains, or incorporates by reference, information regarding Canada and other matters, including a description of certain terms of Canada’s securities. Neither Canada nor the Underwriters (as defined herein) have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither Canada nor the Underwriters are making an offer to sell these bonds in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information previously filed by Canada with the U.S. Securities and Exchange Commission (the “SEC”) and incorporated by reference in the accompanying prospectus, is accurate only as of the date of such documents. That portion of the bonds being offered by this prospectus supplement and the accompanying prospectus to be sold in the United States or in circumstances where registration of the bonds is required has been registered under registration statement no. 333-156346 which Canada has filed with the SEC. Further information regarding Canada and the bonds may be found in registration statement no. 333-156346.

Canada files reports and other information with the SEC in the United States. You may read and copy any document Canada files at the SEC’s public reference room at 100 F Street, N.E., in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Canada’s SEC filings are also available to the public from the SEC’s website at www.sec.gov and will be available at the offices of the Luxembourg listing agent.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the bonds in certain jurisdictions may be restricted by law. In particular, in the case of offers in the European Economic Area, or EEA, the bonds may not be offered or sold, directly or indirectly, except in circumstances that will result in compliance with Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 (the “Prospectus Directive”) and any implementing legislation in any Relevant Member State (as defined below) and any other applicable laws and regulations. Persons in whose possession this prospectus supplement and the accompanying prospectus come should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See “Underwriting”.

This prospectus supplement has been prepared on the basis that all offers of bonds in any member state of the EEA which has implemented the Prospective Directive (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Accordingly, any person making or intending to make any offer in that Relevant Member State of the bonds which are the subject of the placement referred to in this prospectus supplement may only do so in circumstances in which no obligation arises for Canada or the Underwriters to produce and publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospective Directive, in relation to such offer. Neither Canada nor the Underwriters have authorized, nor do they authorize, the making of any offer of the bonds in circumstances in which an obligation arises for Canada or the Underwriters to publish a prospectus or supplement a prospectus for such offer. Canada has not authorized and does not authorize the making of any offer of the bonds through any financial intermediary, other than offers made by the Underwriters resulting in sales constituting the final placement of the bonds contemplated in this prospectus supplement.

References in this prospectus supplement to “$” and “Canadian dollars” are to lawful money of Canada, “U.S.$” and “U.S. dollars” are to lawful money of the United States of America, “€” and “euro” are to the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended, and all references to the “European Economic Area” and “EEA” are to the Member States of the European Union together with Iceland, Norway and Liechtenstein.

The inverse of the nominal noon exchange rate between the U.S.$ and the € respectively and the Canadian dollar published by the Bank of Canada on January 6, 2010 was approximately $1.00 = U.S.$0.9677 and $1.00 = €0.6719. The noon buying rate in New York, New York on January 4, 2010 for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York was €1.00 = U.S.$1.4419.

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	Her Majesty in right of Canada (“Canada”), c/o Chief, Reserves and Risk Management Section, Department of Finance, 140 O’Connor Street, Ottawa, Ontario, Canada K1A 0G5 (Phone: (613) 943-1944).

Securities Offered	€2,000,000,000 principal amount of 3.500% Euro Bonds due January 13, 2020.

Interest Payment Dates	January 13 of each year, commencing January 13, 2011.

Redemption	The bonds may not be redeemed prior to maturity, unless certain events occur involving Canadian taxation. See “Description of Bonds — Maturity, Redemption and Purchases”.

Markets	Canada will offer the bonds for sale in the United States, Canada, Europe and Asia. See “Underwriting”.

Listing	Application has been made to list (as defined on the cover page of this prospectus supplement) the bonds on the Euro MTF Market of the Luxembourg Stock Exchange in accordance with the rules of the Luxembourg Stock Exchange. In certain circumstances, Canada may cease to maintain such listing and agree to use reasonable efforts to obtain an alternative listing. See “General Information — No Obligation to Maintain Listing”.

Status	The bonds will constitute direct unconditional obligations of Canada. The payment of principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Form and Settlement	The bonds will be issued in the form of a fully registered global bond and deposited with a common depository (the “Common Depository”) for Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) and Euroclear Bank S.A./N.V. (“Euroclear”), and will be recorded in a register held by Citibank, N.A., London Branch, as Registrar and registered in the name of the Common Depository or its nominee. Beneficial interests in the global bond will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in Clearstream, Luxembourg or Euroclear. You may elect to hold interests in the global bond through either of Clearstream, Luxembourg or Euroclear, if you are a participant of such systems, or indirectly through organizations which are participants in either of these systems.

As an owner of a beneficial interest in a global bond, you will generally not be entitled to have bonds registered in your name, will not be entitled to receive certificates in your name evidencing the bonds and will not be considered the holder of any bonds under the Fiscal Agency Agreement.

The bonds will only be sold in minimum denominations of €1,000 and integral multiples of €1,000. Principal of and interest on the bonds are payable in euro.

Withholding Tax	Canada will make payments of principal and interest in respect of the bonds without withholding or deducting for Canadian withholding tax as set forth in “Tax Matters — Canadian Federal Income Tax Consequences” and in “Description of Bonds — Payment of Additional Amounts” in the accompanying prospectus.

Collective Action Clauses	The bonds will contain provisions regarding voting on amendments, modifications and waivers. These provisions are commonly referred to as collective action clauses and are described more fully in “Description of Bonds — Modification.” Under these provisions, Canada may amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of bonds then outstanding.

DESCRIPTION OF BONDS

General

The 3.500% Euro Bonds due January 13, 2020 in the initial aggregate principal amount of €2,000,000,000 will be issued subject to a fiscal and paying agency agreement to be dated as of January 13, 2010 (the “Fiscal Agency Agreement”) between Canada and the Citibank, N.A., London Branch, as fiscal agent, transfer agent, registrar and principal paying agent (the “Registrar”).

The terms and conditions of the bonds are summarized below and are subject to the detailed provisions of the Fiscal Agency Agreement and the exhibits thereto, including the form of global bond, a copy of which will be incorporated by reference as an exhibit to registration statement no. 333-156346 and will be available for inspection at the offices of Bank of New York (Luxembourg) S.A. in Luxembourg. The bonds and the Fiscal Agency Agreement together constitute a contract, all of the terms and conditions of which the registered holder, by acceptance of the bonds, assents to and is deemed to have notice of. Additional terms of the bonds are described in the accompanying prospectus under the heading “Description of Bonds”.

References to principal and interest in respect of the bonds shall be deemed also to refer to any Additional Amounts which may be payable. See “Description of Bonds — Payment of Additional Amounts” in the accompanying prospectus.

Status of the Bonds

The bonds will constitute direct unconditional obligations of Canada and as such will carry the full faith and credit of Canada and will constitute direct unconditional obligations of and by Canada. Payments of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada. The obligations of Canada under the bonds rank equally with all of Canada’s other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

Form, Denomination and Registration

The bonds will be issued in the form of a fully registered global bond, deposited with the Common Depository and registered in the name of the Common Depository or its nominee. Beneficial interests in the global bond will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in Clearstream, Luxembourg or Euroclear. You may elect to hold interests in the global bond through either Clearstream, Luxembourg or Euroclear if you are a participant of such systems, or indirectly through organizations which are participants in such systems. Except in the limited circumstances described herein, owners of beneficial interests in the global bond will not be entitled to have bonds registered in their names, will not receive or be entitled to receive bonds in definitive form and will not be considered owners or holders thereof under the Fiscal Agency Agreement. See “Title” and “Definitive Certificates”.

The bonds will only be sold in minimum denominations of €1,000 and integral multiples of €1,000.

All bonds will be recorded in a register maintained by the Registrar. The Registrar will be responsible for (i) maintaining a record of the aggregate holdings of the global bond of the Common Depository or its nominee; (ii) ensuring that payments of principal and interest in respect of the global bond received by the Registrar from Canada are duly credited to the Common Depository or its nominee; and (iii) transmitting to Canada any notices from the registered holders of bonds.

The Registrar will not impose any fees in respect of the bonds, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed bonds. However, owners of beneficial interests in the global bond may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such interests are held with the clearing systems.

Title

Subject to applicable law and the terms of the Fiscal Agency Agreement, Canada and the Registrar, and any paying agent appointed pursuant to the fiscal agency agreement, shall deem and treat the registered holders of the bonds as the absolute owners of such global bond for the purpose of receiving payments of principal and interest on the bonds and for all other purposes whatsoever, except in respect of the payment of Additional Amounts. Therefore, neither Canada nor the Registrar has any direct responsibility or liability for the payment of principal or interest on the bonds to owners of beneficial interests in the global bond.

Interest

The bonds will bear interest from January 13, 2010 at a rate of 3.500% per annum. Interest on the bonds will be payable in arrears on January 13 of each year, commencing January 13, 2011. Interest will be payable to the persons in whose names the bonds are registered at the close of business on December 28 (the regular record date), as the case may be, preceding the interest payment date. Interest on the bonds will cease to accrue on the date fixed for redemption or repayment unless payment of principal is improperly withheld or refused. Any overdue principal or interest on the bonds shall bear interest at the rate of 3.500% per annum (before as well as after judgment) until paid, or if earlier, when the full amount of the moneys payable has been received by the Registrar and notice to that effect has been given in accordance with “Notices” below.

Whenever it is necessary to compute any amount of accrued interest in respect of the bonds for a period of less than one full year, such interest shall be calculated on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the bonds, to but excluding the next scheduled interest payment date. This payment convention is referred to as Actual/Actual (ICMA) as defined in the rulebook of the International Capital Market Association.

Payments

Principal of and interest on the bonds (including bonds in definitive form if issued in exchange for the global bond as described under “Definitive Certificates”) are payable by Canada in euro to the persons in whose names the bonds are registered at the close of business on the record date preceding any interest payment date or the maturity date, as the case may be, in the register held by the Registrar. The Registrar will act as Canada’s principal paying agent for the bonds pursuant to the Fiscal Agency Agreement. The Registrar will pay amounts received from Canada on the global bond directly to the Common Depository or its nominee. Payment will be made to beneficial owners in accordance with customary procedures established from time to time by Euroclear and Clearstream, Luxembourg. Ownership positions within each clearing system will be determined in accordance with the normal conventions observed by such system. Neither Canada nor the Registrar will have any responsibility or liability for any aspect of the records of the Common Depository, Clearstream, Luxembourg or Euroclear relating to, or payments made by the Common Depository, Clearstream, Luxembourg or Euroclear on account of, beneficial interests in the global bond or for maintaining, supervising or reviewing any records of such clearing systems relating to such beneficial interests.

In the event definitive bonds are issued, Canada will appoint and maintain a transfer and paying agent in Luxembourg as further described under “Definitive Certificates” and will maintain a paying agent in a member state (“Member State”) of the European Union (if any) that will not be obligated to withhold or deduct tax pursuant to the European Council Directive 2003/48/EC or any law implementing or complying with, or introduced in order to conform to, such directive (the “Savings Directive”).

If any date for payment in respect of any bond is not a business day, the holder thereof shall not be entitled to payment until the next following business day, and no further interest shall be paid in respect of the delay in such payment. In this paragraph “business day” means a day on which banking institutions in the City of New York, in the City of London, England, and in the City of Toronto or in the applicable place of payment are not authorized or obligated by law or executive order to be closed and in relation to any date for payment or purchase of euro, any TARGET Day. “TARGET Day” means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilizes a single shared platform and which was launched on November 19, 2007, is open for the settlement of payments in euro.

All funds held by the Registrar or any Paying Agent for payment of principal or interest and any Additional Amounts shall be held in trust for the registered holders of bonds. Any such moneys remaining unclaimed at the end of two years after the date on which such principal, interest or Additional Amounts shall have become due and payable shall be repaid to Canada, as provided and in the manner set forth in the bonds.

Further Issues

Canada may, from time to time, without notice to or the consent of the registered holders of the bonds, create and issue further bonds ranking equally with the bonds being issued pursuant to this prospectus supplement in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further bonds or except for the first payment of interest following the issue date of such further bonds) and so that such further bonds shall be consolidated and form a single series with the bonds and shall have the same terms as to status, redemption or otherwise as the bonds. Any further bonds shall be issued subject to an agreement supplemental to the Fiscal Agency Agreement.

Maturity, Redemption and Purchases

The principal amount of the bonds shall be due and payable on January 13, 2020. The bonds are not subject to any sinking fund, are not redeemable prior to maturity unless certain events occur involving Canadian taxation as provided below and are not repayable at the option of the holder prior to maturity.

The bonds may be redeemed at the option of Canada in whole, but not in part, at any time, on giving not less than 10 days’ and not more than 60 days’ notice to registered holders of bonds in accordance with “Notices” below (which notice shall be irrevocable), at 100% of the principal amount thereof, together with interest accrued thereon to the date fixed for redemption, if (a) Canada has or will become obliged to pay Additional Amounts as provided in the accompanying prospectus under the caption “Description of Bonds — Payment of Additional Amounts” as a result of any change in, or amendment to, the laws or regulations of Canada, or any province or political subdivision thereof, or any authority thereof or agency therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date of this prospectus supplement, and (b) such obligation cannot be avoided by Canada taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which Canada would be obliged to pay such Additional Amounts were a payment in respect of the bonds then due. Prior to the publication of any notice of redemption pursuant to this paragraph, Canada shall deliver to the Registrar a certificate signed by an officer of Canada stating that Canada is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of Canada so to redeem have occurred.

Canada may, if not in default under the bonds, at any time purchase bonds in the open market, or by tender or by private contract at any price and may cause the Registrar to cancel any bonds so purchased.

Definitive Certificates

No beneficial owner of bonds will be entitled to receive bonds in definitive form except in the limited circumstances described below.

If the Common Depository notifies Canada that it is unwilling or unable to continue as common depositary in connection with the global bond and a successor depositary is not appointed by Canada within 90 days after receiving such notice or if at any time Clearstream, Luxembourg or Euroclear is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention to permanently cease business, Canada will issue or cause to be issued fully registered bonds in definitive form in exchange for the global bond. Canada may also at any time and in its sole discretion determine not to have any of the bonds held in the form of a global bond and, in such event, will issue or cause to be issued fully registered bonds in definitive form in exchange for such global bond. In the event definitive bonds are issued and for so long as the bonds are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, Canada will appoint and maintain a transfer and paying agent in Luxembourg and notice of such appointment will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or on the Luxembourg Stock Exchange website at www.bourse.lu. In such circumstances, Canada will also maintain a paying agent in a Member State (if any) that will not be obligated to withhold or deduct tax pursuant to the Savings Directive.

Fully registered bonds in definitive form may be presented at the office of the Luxembourg transfer agent, for registration of transfer or exchange by the Registrar in accordance with the Fiscal Agency Agreement. Payments of interest on fully registered bonds in definitive form will be made by the Registrar by cheque or wire transfer in accordance with the Fiscal Agency Agreement. Fully registered bonds in definitive form may be surrendered at the office of the

Luxembourg paying agent or such other paying agent appointed by Canada for payment of principal at maturity or on the date fixed for redemption.

Events of Default

The following events or circumstances (each an “Event of Default”) shall be acceleration events in relation to the bonds, namely: (a) Canada fails to pay any amount of principal in respect of the bonds on the due date for payment, (b) Canada fails to pay any amount of interest in respect of the bonds on the due date for payment and such default shall have continued for a period of 30 days thereafter; or (c) Canada defaults in the performance or observance of any of its other obligations under or in respect of the bonds and such default remains unremedied for 30 days after written notice requiring such default to be remedied has been delivered to Canada at the specified office of the Registrar by the holder of any bond.

If any Event of Default shall occur in relation to the bonds, any holder or holders of bonds holding in the aggregate not less than 25% of the principal amount of the bonds then outstanding may, by written notice to Canada, at the specified office of the Registrar, declare that all the bonds and all interest then accrued on the bonds shall be due and payable, whereupon the bonds shall become immediately due and payable at their outstanding principal amount, together with all interest (if any) accrued thereon without presentment, demand, protest or other notice of any kind, all of which Canada will expressly waive, anything contained in the bonds to the contrary notwithstanding, unless, prior thereto, all Events of Default in respect of the bonds shall have been cured or waived.

Modification

The Fiscal Agency Agreement and the bonds may be amended or supplemented by Canada on the one hand, and the Registrar, on the other hand, without notice to or the consent of the registered holder of any bond, for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provisions contained therein, or effecting the issue of further bonds as described under “Further Issues” above, or in any other manner which Canada may deem necessary or desirable and which, in the reasonable opinion of Canada, on the one hand, and the Registrar, on the other hand, will not adversely affect the interests of the holders of bonds.

Canada may, and upon a request in writing from holders of bonds holding not less than 10% of the aggregate principal amount of the bonds outstanding, shall convene or cause to be convened a meeting of the holders of the bonds for any lawful purpose including to modify or amend by Extraordinary Resolution (as defined below) the Fiscal Agency Agreement (except as provided in the immediately preceding paragraph) and the bonds (including the terms and conditions thereof). An Extraordinary Resolution in the form of a resolution duly passed at any such meeting shall be binding on all holders of bonds, whether present or not, and an Extraordinary Resolution in the form of an instrument signed by the holders of the bonds in accordance with the definition below shall be binding on all holders of the bonds; provided, however, that if the proposed modification or amendment to the Fiscal Agency Agreement or to the terms and conditions of the bonds would:

•	change the stated maturity of such bonds or change any interest payment date;

•	reduce or cancel the principal amount of such bonds;

•	change the rate of interest payable in respect of such bonds;

•	change the currency or place of payment of such bonds;

•	modify the provisions concerning the quorum required at any meeting of the holders of such bonds or any adjournment thereof or concerning the percentage required to pass an Extraordinary Resolution;

•	impair the right to institute suit for the enforcement of any payment on or with respect to such bonds;

•	reduce the percentage of the principal amount of bonds necessary to waive any future compliance or past default;

•	reduce the amount of principal payable upon acceleration of the maturity of such bonds;

•	permit early redemption of such bonds or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	change the definition of “outstanding” with respect to such bonds;

•	change Canada’s obligation to pay any Additional Amounts;

•	change the governing law provision of such bonds;

•	in connection with an exchange offer for such bonds, amend any event of default under such bonds;

•	change the status of such bonds, as described under “Description of Bonds — Status of the Bonds;” or

•	amend any of the bulleted provisions above in any manner,

then the quorum for the passing of such Extraordinary Resolution shall be one or more holders of the bonds who hold or represent 75% in principal amount of the bonds then outstanding (or at any adjourned meeting not less than 33 1/3%) and such Extraordinary Resolution shall require the affirmative vote of persons present and holding bonds, or representing the holders, of not less than 75% in aggregate principal amount of the bonds then outstanding.

Except as described in the preceding paragraph, the term “Extraordinary Resolution” will be defined in the Fiscal Agency Agreement as a resolution passed at a meeting of registered holders of bonds by the affirmative vote of the registered holders of not less than 66 2/3% of the principal amount of the bonds represented at the meeting in person or by proxy and voted on the resolution or as an instrument in writing signed by the registered holders of not less than 66 2/3% in principal amount of the outstanding bonds. Except as described in the preceding paragraph, the quorum at any such meeting for passing an Extraordinary Resolution will be one or more registered holders of bonds present in person or by proxy who represent at least a majority in principal amount of the bonds at the time outstanding, or at any adjourned meeting called by Canada or the Registrar, one or more persons being or representing registered holders of bonds whatever the principal amount of the bonds so held or represented.

In the event that the Registrar receives written notice from Canada that Canada intends to amend any of the bonds in a manner that would require the consent and agreement of the holders of such bonds by Extraordinary Resolution, the Registrar is authorized, without the need to convene a meeting of holders of the bonds, or to seek the prior instructions of such holders, to follow the directions of Canada to facilitate discussion of the circumstances giving rise to the proposed amendments, the terms of any proposed amendments and any other issues relevant to the proposed amendments; provided, however, that the Registrar is and shall remain the agent of Canada and as such shall have no authority on behalf of any holder of any bonds to agree to or to bind any such holder to any modification of the Fiscal Agency Agreement or any of the bonds, and it is acknowledged that the Registrar has no fiduciary duty to the holders of such bonds.

The authority given to the Registrar to meet with Canada and other interested parties to facilitate discussions shall automatically terminate as of the first meeting of the holders of the bonds to occur following the date on which the Registrar received the written notice from Canada referred to above unless such holders of the bonds shall have passed a resolution at that meeting (or at any adjournment thereof) authorizing the Registrar to continue to act in this capacity.

For purposes of determining whether the required percentage of holders of such bonds has approved any amendment, modification or change to, or waiver of, the bonds or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of such bonds, bonds which are held, directly or indirectly, by Canada will be disregarded and deemed not to be outstanding.

So long as the bonds are listed on the Luxembourg Stock Exchange, notice of any amendment will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or on the Luxembourg Stock Exchange website at www.bourse.lu.

Governing Law

The bonds and the Fiscal Agency Agreement will be governed by, and interpreted in accordance with, the laws of the Province of Ontario, Canada and the laws of Canada applicable therein.

Notices

All notices to the registered holders of bonds will be mailed or delivered to such holders at their addresses indicated in records maintained by the Registrar and, as long as the bonds are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, notices will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or on the Luxembourg Stock Exchange website (www.bourse.lu) or, for so long as the bonds are represented by a global bond, delivered in the English language to

Euroclear and/or Clearstream, Luxembourg for communication by them to the persons shown in their respective records as having interests therein, provided that the requirements of the Luxembourg Stock Exchange have been complied with. Any such notice shall be deemed to have been given on the date of such delivery or publication, as the case may be, or in the case of mailing, on the fourth day after such mailing.

Prescription

Canada’s obligation to pay the principal, interest or Additional Amounts on the bonds will cease if the bonds are not presented for payment within a period of two years and a claim for interest or Additional Amounts is not made within two years from the date on which such principal, interest or Additional Amounts as the case may be, becomes due and payable.

CLEARING AND SETTLEMENT

Links have been established between Clearstream, Luxembourg and Euroclear to facilitate the initial issuance of the bonds and cross-market transfers of the bonds associated with secondary market trading.

The Clearing Systems

The clearing systems have advised Canada as follows:

Clearstream, Luxembourg.  Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream, Luxembourg Direct Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Direct Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Direct Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream, Luxembourg Direct Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream, Luxembourg Direct Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Direct Participant, either directly or indirectly (“Clearstream, Luxembourg Indirect Participants”).

Distributions with respect to interests in the bonds held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Direct Participants in accordance with its rules and procedures. Clearstream, Luxembourg has established an electronic bridge with Euroclear in Brussels to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

Euroclear.  Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Direct Participants”) and to clear and settle transactions between Euroclear Direct Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Direct Participants. Euroclear Direct Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Direct Participant, either directly or indirectly (“Euroclear Indirect Participants”).

The Euroclear Operator is regulated and examined by the Belgian Banking and Finance Commission. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Direct Participants, and has no record of or relationship with persons holding through Euroclear Direct Participants.

Global Clearance and Settlement Procedures

Purchases of bonds under the Clearstream, Luxembourg and Euroclear systems must be made by or through Clearstream, Luxembourg or Euroclear Direct Participants, which will receive a credit for the bonds on the relevant clearing system’s records. The ownership interest of each beneficial owner of bonds is in turn to be recorded on the Clearstream, Luxembourg or Euroclear Direct and Indirect Participants’ records. Beneficial owners will not receive written confirmation from Clearstream, Luxembourg or Euroclear of their purchase, but beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Clearstream, Luxembourg or Euroclear Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the bonds are to be accomplished by entries made on the books of Clearstream, Luxembourg and Euroclear Direct and Indirect Participants acting on behalf of beneficial owners.

To facilitate subsequent transfers, all bonds deposited by Clearstream, Luxembourg or Euroclear Direct Participants with Clearstream, Luxembourg or Euroclear are registered in the name of the Common Depository or its nominee. The deposit of bonds with the Common Depository and their registration in the name of the Common Depository or its nominee do not effect any change in beneficial ownership. The Common Depository, Clearstream, Luxembourg and Euroclear have no knowledge of the actual beneficial owners of the bonds; the records of Clearstream, Luxembourg and Euroclear reflect only the identity of the Clearstream, Luxembourg or Euroclear Direct Participants, as applicable, to whose accounts such bonds are credited, which may or may not be the beneficial owners. The Clearstream, Luxembourg and Euroclear Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by Clearstream, Luxembourg and Euroclear to Direct Participants, by such Direct Participants to Indirect Participants, and by Direct and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

None of the Common Depository or its nominee, Clearstream, Luxembourg or Euroclear will consent or vote with respect to the bonds unless authorized by a Clearstream, Luxembourg or Euroclear Direct Participant in accordance with the procedures of the Common Depository, Clearstream, Luxembourg and Euroclear.

Principal, premium, if any, and interest payments on the bonds will be made to the Common Depository or its nominee. The Common Depository has advised Canada that its current practice is to credit Clearstream, Luxembourg and Euroclear accounts who then credit the accounts of the relevant Clearstream, Luxembourg and Euroclear Direct Participants with payment, on the applicable payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interest in the relevant security shown on the records of the Common Depository unless the Common Depository has reason to believe it will not receive payment on such payment date. Payments by the Clearstream, Luxembourg and Euroclear Direct and Indirect Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities registered in “street name”, and will be the responsibility of such Direct and Indirect Participant and not of the Common Depository, Clearstream, Euroclear, the Registrar or Canada, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to the Common Depository or its nominee is the responsibility of Canada or the Registrar, disbursement of such payment to Clearstream, Luxembourg and Euroclear shall be the responsibility of the Common Depository, disbursement of such payments to Clearstream, Luxembourg and Euroclear Direct Participants shall be the responsibility of Clearstream, Luxembourg and Euroclear, as applicable, and disbursement of such payments to the beneficial owners shall be the responsibility of Clearstream, Luxembourg and Euroclear Direct and Indirect Participants.

Canada may decide to discontinue use of the system of book-entry transfers through the Common Depository, Clearstream, Luxembourg or Euroclear (or a successor securities depository or clearing agency). In that event, bonds in definitive form will be printed and delivered to each holder.

The information in this section concerning the Common Depository, Clearstream, Luxembourg and Euroclear and the book-entry system has been obtained from sources that Canada believes to be reliable, but is subject to any changes to the arrangements between Canada and the Common Depository, Clearstream, Luxembourg and Euroclear and any changes to such procedures that may be instituted unilaterally by the Common Depository, Clearstream, Luxembourg or Euroclear.

TAX MATTERS

Canadian Federal Income Tax Consequences

The following summary supplements the discussion under “Tax Matters — Canadian Federal Income Tax Consequences” in the accompanying prospectus, to which reference is hereby made.

In the opinion of Stikeman Elliott LLP, Canadian counsel for the Underwriters, the following is a fair summary of the principal Canadian federal income tax considerations generally applicable at the date hereof to a person (a “Non-Resident Holder”): (a) who acquires beneficial ownership of a bond pursuant to this prospectus supplement; (b) who at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”), deals at arm’s length with Canada, and (c) who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, a resident of Canada; (ii) does not use or hold and is not deemed to use or hold the bond in, or in the course of, carrying on a business in Canada, and (iii) does not carry on an insurance business in Canada and elsewhere.

This summary is based upon: (a) the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof; (b) all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and (c) counsel’s understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted as currently proposed, but no assurance can be given that this will be the case. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or in the administrative or assessing policies and practices of the CRA, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations. No assurances can be given that changes in the law or administrative practices or future court decisions will not affect the Canadian federal income tax treatment of a Non-Resident Holder.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Non-Resident Holder and no representation with respect to the consequences to any particular Non-Resident Holder is made. Therefore, each Non-Resident Holder should consult its own tax advisors for advice regarding its particular circumstances.

Interest paid or credited or deemed to be paid or credited by Canada to a Non-Resident Holder on a bond will be exempt from Canadian non-resident withholding tax and Canada will not be required to deduct or withhold tax from interest or principal paid or credited or deemed to be paid or credited by Canada to the Non-Resident Holder on the bond. Generally, there are no other Canadian income taxes that would be payable by a Non-Resident Holder as a result of holding or disposing of a bond (including for greater certainty, any gain realized by a Non-Resident Holder on a disposition of a bond).

Certain U.S. Federal Tax Considerations

The following summary supplements the discussion under “Tax Matters — Certain U.S. Federal Tax Considerations” in the prospectus, to which reference is hereby made. The description reflects present law, which is subject to prospective and retroactive changes. The following summary deals only with initial purchasers who are United States Persons (as defined below) that hold bonds as capital assets. It does not deal with the tax considerations relevant to certain holders, such as banks, traders who elect to mark to market, life insurance companies, persons holding bonds as a hedge, straddle, conversion or integrated transaction and persons whose functional currency is not the U.S. dollar.

Prospective purchasers of bonds should consult their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations, as well as the application of the tax laws of other jurisdictions.

For purposes of this discussion, “United States Person” means a beneficial owner of a bond that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any political subdivision of the United States, (iii) a trust subject to the control of one or more U.S. persons and the primary supervision of a U.S. court or that has validly elected to be treated as a U.S. person or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source. The treatment of partners in a partnership that owns the bonds may depend on the status of the partners and the status and activities of the partnership. If you are a partner in a partnership, you should consult your own tax advisors about the consequences of an investment in the bonds.

Modifications

As described in the discussion under “Modification” in this prospectus supplement, the terms and conditions of the bonds may be amended by Special Resolution without the consent of every adversely affected holder to, among other things, change the stated maturity of any bond or any interest payment date, reduce or cancel the principal amount of the bonds or change the rate of interest payable in respect of the bonds. For U.S. federal income tax purposes, the modification of a debt instrument may be treated as a taxable exchange of the original debt instrument for a newly issued debt instrument if the modification is significant within the meaning of applicable Treasury Regulations. While it is anticipated that such potential U.S. federal income tax consequences would be described in connection with seeking holders’ consent to such modifications, U.S. Holders should note that it is possible that the bonds could be modified in ways that result in a taxable exchange for U.S. federal income tax purposes without the consent of the affected holder.

UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreement dated as of January 6, 2010 (the “Underwriting Agreement”), each of the underwriters named below (the “Underwriters”), for whom BNP Paribas, Credit Suisse Securities (Europe) Limited, Deutsche Bank Aktiengesellschaft and HSBC France are acting as representatives (the “Representatives”), has severally agreed to purchase, and Canada has agreed to sell to each of them severally, the respective principal amounts of bonds set forth opposite its name below. Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the bonds, if any are taken. The Underwriters may act through their respective U.S. affiliates or other U.S. broker-dealers when offering any bonds in the United States.

Underwriter	Principal Amount

BNP Paribas	€425,000,000
Credit Suisse Securities (Europe) Limited	425,000,000
Deutsche Bank Aktiengesellschaft	425,000,000
HSBC France	425,000,000
CALYON	46,000,000
Citigroup Global Markets Limited	46,000,000
Merrill Lynch International	46,000,000
Royal Bank of Canada Europe Limited	46,000,000
The Toronto-Dominion Bank	46,000,000
Bank of Montreal, London Branch	10,000,000
Casgrain & Company (USA) Limited	10,000,000
CIBC World Markets Corp.	10,000,000
Desjardins Securities Inc.	10,000,000
Laurentian Bank Securities Inc.	10,000,000
National Bank Financial Inc.	10,000,000
Scotia Capital Inc.	10,000,000

Total	€2,000,000,000

The Underwriters have advised Canada that they propose initially to offer the bonds directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed.

The bonds are offered for sale in the United States, Canada and those jurisdictions in Europe and Asia where it is legal to make such offers.

Purchasers may be required to pay stamp duties or taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth above.

The bonds are a new issue of securities with no established trading market. Canada has been advised by the Representatives that some of the Underwriters intend to make a market in the bonds, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of, or the trading markets for, the bonds.

In connection with the sale of the bonds, the Representatives (the “Stabilizing Managers”) or any person acting on behalf of any of them may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the Stabilizing Managers may over-allot the offering, creating a short position. In addition, the Stabilizing Managers may bid for, and purchase, the bonds in the open market to cover short positions or to stabilize the price of the bonds. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant bonds and 60 days after the date of the allotment of the relevant bonds. Any stabilization action or over-allotment shall be conducted in accordance with all applicable laws and rules.

Canada has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Canada will pay its issuing expenses estimated at €166,447. Canada’s estimated net proceeds from the issuance of the bonds will be approximately €1,999,833,553.

Each of the Underwriters has agreed that it has not offered, sold or delivered and it will not offer, sell or deliver, directly or indirectly, any of the bonds or distribute this prospectus supplement, the accompanying prospectus or any other offering material relating to the bonds, in or from any jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Canada except as contained in the Underwriting Agreement.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of bonds which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus to the public in that Relevant Member State other than:

(i)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(iii)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Representatives for any such offer; or

(iv)	in any other circumstances falling within Article 3 (2) of the Prospectus Directive;

provided that no such offer of bonds shall require Canada or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of bonds to the public” in relation to any bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the bonds to be offered so as to enable an investor to decide to purchase or subscribe the bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

For greater certainty, Canada’s intention is that Canada’s offer ends with the offer by the Underwriters of the bonds to their customers.

Each of the Underwriters has also agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue and sale of the bonds in circumstances in which Section 21(1) of the FSMA does not apply to Canada; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.

The bonds have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “Financial Instruments and Exchange Law”). Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the bonds in Japan or to or for the benefit of any person resident in Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law available thereunder and in compliance with any other relevant laws of Japan.

Each of the Underwriters has agreed that (i) it has not offered or sold and will not offer or sell, directly or indirectly, in Hong Kong by means of any document, any bonds other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Chap. 32) of Hong Kong and (ii) it has not issued and will not issue, directly or indirectly, any invitation or advertisement relating to the bonds in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to bonds intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

LEGAL OPINIONS

The legality of the bonds will be passed upon on behalf of Canada by a lawyer at the Department of Justice of Canada, and on behalf of the Underwriters by Stikeman Elliott LLP of Toronto, Ontario, Canadian counsel for the Underwriters. Milbank, Tweed, Hadley & McCloy LLP of New York, New York will pass on certain U.S. legal matters in connection with the offering of the bonds on behalf of Canada. Davis Polk & Wardwell LLP of New York, New York will pass on certain U.S. legal matters in connection with the offering of the bonds on behalf of the Underwriters.

The statements under “Tax Matters — Canadian Federal Income Tax Consequences” are set forth herein and in the accompanying prospectus in reliance upon the opinion of Stikeman Elliott LLP, and the statements under “Tax Matters — Certain U.S. Federal Tax Considerations” are set forth herein and in the accompanying prospectus in reliance upon the opinion of Milbank, Tweed, Hadley & McCloy LLP.

GENERAL INFORMATION

The bonds have been accepted for clearing and settlement through Clearstream, Luxembourg and Euroclear. The Common Code is 047754372 and the ISIN number is XS0477543721.

The issue and sale of the bonds is authorized by Order-in-Council P.C. 2009-373 dated March 5, 2009.

Save as disclosed herein and in the accompanying prospectus, there has been no material adverse change in the fiscal condition or affairs of Canada which is material in the context of the issue of the bonds since March 31, 2009.

Except as described herein and in the accompanying prospectus, Canada is not involved in any litigation, arbitration or administrative proceedings which would materially adversely affect the financial position of Canada, to the best of the knowledge of Canada, nor are any such litigation, arbitration or administrative proceedings involving it pending or threatened.

Copies of the following documents will, so long as any bonds are listed on the Luxembourg Stock Exchange, be available for inspection free of charge during usual business hours at the specified office of the Bank of New York (Luxembourg) S.A. in Luxembourg: (a) the documents incorporated by reference herein and in the accompanying prospectus (copies of which may be obtained free of charge from the Bank of New York (Luxembourg) S.A. in Luxembourg); (b) the Fiscal Agency Agreement (which will contain the form of the global bond); (c) the Underwriting Agreement; and (d) Order-in-Council P.C. dated March 5, 2009 authorizing the issue and sale of the bonds.

The Bank of New York (Luxembourg) S.A. has been appointed as the Luxembourg listing agent. In the event definitive bonds are issued and for so long as the bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, Canada will appoint and maintain a transfer and paying agent in Luxembourg, and notice of such appointment will be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or on the Luxembourg Stock Exchange website at www.bourse.lu.

The auditor of Canada is Sheila Fraser, FCA, Auditor General of Canada, Ottawa, Ontario.

European Union Savings Tax Disclosure

Under the Savings Directive, each Member State is required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in or to certain other persons established in that other Member State. However, during the current transitional period, Luxembourg and Austria are instead required (unless during such transitional period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland agreed to adopt similar measures (a withholding system in the case of Switzerland). Belgium operated such a transitional withholding system in relation to payments made prior to January 1, 2010.

On November 13, 2008 the European Commission published proposals for amendment to the Savings Directive and on April 24, 2009 the European Parliament approved an amended version of this proposal. If any of the proposed changes are implemented, they would amend and broaden the scope of the requirements described herein.

No Obligation to Maintain Listing

If Canada, in its sole discretion, determines that it is unduly burdensome to maintain the admission of the bonds to the Official List of the Luxembourg Stock Exchange and admission to trading on the Euro MTF Market, it will use reasonable endeavors to seek an alternative admission to listing, trading and/or quotation of such bonds by another listing authority, securities exchange and/or quotation system that it deems appropriate in its sole discretion, after consultation with the Representatives. However if such alternative listing is not available or, in the opinion of Canada is impractical or unduly burdensome, the bonds may be delisted and an alternative listing may not be obtained. Subject to the foregoing, Canada is not under any obligation to maintain any listing of the bond in such circumstances.

ISSUER

CANADA
c/o Department of Finance
140 O’Connor Street
Ottawa, Ontario
Canada K1A 0G5

REGISTRAR, FISCAL, TRANSFER AND
PRINCIPAL PAYING AGENT

Citibank, N.A., London Branch
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

LUXEMBOURG LISTING AGENT
PAYING AGENT AND TRANSFER AGENT

The Bank of New York (Luxembourg) S.A.
Aerogolf Center — IA Hoehenof
L-1736 Senningerberg
Luxembourg

LEGAL ADVISORS

to the Issuer	to the Underwriters

as to Canadian law	as to Canadian law
Department of Justice of Canada	Stikeman Elliott LLP
East Memorial Building	Commerce Court West
284 Wellington Street	Toronto, Ontario
Ottawa, Ontario	Canada M5L 1B9
Canada K1A 0H8

as to U.S. law	as to U.S. law
Milbank, Tweed, Hadley & McCloy LLP	Davis Polk & Wardwell LLP
1 Chase Manhattan Plaza	450 Lexington Avenue
New York, New York 10005	New York, New York 10017
U.S.A.	U.S.A.

AUDITOR

Auditor General of Canada
240 Sparks Street
11th Floor West Tower
Ottawa, Ontario
Canada K1A 0G6

Prospectus

Canada

Canada intends to offer its bonds from time to time in amounts and at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus. You should read this prospectus and supplements carefully before you invest.

The bonds will constitute direct unconditional obligations of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

For each offer and sale of bonds under this prospectus, we will provide a prospectus supplement, and if applicable, a pricing supplement with the specific terms of each issue.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 24, 2008.

ABOUT THIS PROSPECTUS

This prospectus has been filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may sell the bonds described in this prospectus in one or more offerings. The total aggregate proceeds of bonds offered and sold in the United States or in circumstances where registration of the bonds is required may not exceed the amount available for sale under our shelf registration statement, or U.S. $5,000,000,000 (plus such additional principal amount as may be necessary such that, if the bonds are issued at an original issue discount, or denominated in a currency other than United States dollars, the aggregate initial offering price will not exceed U.S. $5,000,000,000). This prospectus provides you with a general description of the bonds we may offer. Each time we sell bonds we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below.

References in this prospectus to “U.S. $” are to lawful money of the United States of America.

WHERE YOU CAN FIND MORE INFORMATION

Canada is not subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, Canada files annual reports and other information with the SEC on a voluntary basis. These reports include certain financial, statistical and other information concerning Canada. You may read and copy any document Canada files with the SEC at the SEC’s public reference facility at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information. Information filed by Canada is also available from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym EDGAR, as well as from commercial document retrieval services.

The SEC allows Canada to “incorporate by reference” into this prospectus information filed by Canada with the SEC, which means that Canada can disclose important information to you by referring you to these documents.

This prospectus incorporates by reference Canada’s Annual Report on Form 18-K filed with the SEC on December 19, 2008, for the fiscal year ended March 31, 2008.

Canada also incorporates by reference all Annual Reports on Form 18-K and any amendments on Form 18-K/A filed with the SEC by Canada after the date of this prospectus and prior to the termination of the offering of the bonds offered hereunder. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Canada undertakes to provide without charge to each person receiving a copy of this prospectus, upon oral or written request of such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be addressed to Director, Financial Markets Division, Department of Finance, 20th Floor, East Tower, L’Esplanade Laurier, 140 O’Connor Street, Ottawa, Ontario, Canada K1A 0G5 (telephone: 613-947-2353).

JURISDICTION AND CONSENT TO SERVICE

Canada has not agreed to waive any immunity from jurisdiction and has not appointed an agent in the United States upon which process may be served for any purpose. See “Description of Bonds — Governing Law and Enforceability”.

USE OF PROCEEDS

The net proceeds of the bonds to which this prospectus relates will be added to Canada’s official foreign exchange reserves unless otherwise stated in an applicable prospectus supplement.

DESCRIPTION OF BONDS

The following is a brief summary of the terms and conditions of the bonds and the fiscal agency agreement under which the bonds will be issued. Copies of the forms of bonds and the form of fiscal agency agreement are or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is qualified in its entirety by reference to such exhibits. You should read the form of fiscal agency agreement and the forms of bonds before making your investment decision.

The bonds may be issued in one or more series as may be authorized from time to time by Canada. Reference is made to the applicable prospectus supplement for the following terms of bonds offered thereby: (i) the designation, aggregate principal amount, any limitation on such principal amount and authorized denominations; (ii) the percentage of their principal amount at which such bonds will be issued; (iii) the maturity date or dates; (iv) the interest rate, if any, which rate may be fixed, variable or floating; (v) the dates and paying agencies when and where interest payments, if any, will be made; (vi) any optional or mandatory redemption terms or repurchase or sinking fund provisions; (vii) whether such bonds will be in bearer form with interest coupons, if any, or in registered form, or both, and restrictions on the exchange of one form for another, (viii) the currency in which the principal of and interest, if any, on the bonds will be payable; (ix) any terms for conversions; (x) the exchange or exchanges, if any, on which application for listing of the bonds may be made; and (xi) other specific provisions.

There will be a fiscal agent or agents for Canada in connection with the bonds whose duties with respect to any series will be governed by the fiscal agency agreement applicable to such series. Canada may appoint different fiscal agents for different series of bonds and may vary or terminate the appointment of any fiscal agent from time to time. Canada may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent is the agent of Canada, is not a trustee for the holders of bonds, and does not have the same responsibilities or duties to act for such holders as would a trustee.

References to principal and interest in respect of the bonds shall be deemed also to refer to any Additional Amounts which may be payable. See “Payment of Additional Amounts”.

Status

The bonds will constitute direct unconditional obligations of Canada and as such will carry the full faith and credit of Canada. Payments of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada. The obligations of Canada under the bonds rank equally with all of Canada’s other indebtedness and obligations from time to time outstanding.

Payment of Additional Amounts

All payments of, or in respect of, principal of and interest on the bonds will be made without withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada, or any province or political subdivision thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties, assessments or charges are required by law or by the administration or interpretation thereof to be withheld or deducted. In that event, unless otherwise provided in an applicable prospectus supplement, Canada (subject to its rights of redemption) will pay to the registered holders of the bonds such additional amounts (the “Additional Amounts”) as will result (after withholding or deduction of the said taxes, duties, assessments or charges) in the payment to the holders of bonds of the amounts which would otherwise have been payable in respect of the bonds in the absence of such taxes, duties, assessments or charges, except that no such Additional Amounts shall be payable with respect to any bond:

(a)	a beneficial owner of which is subject to such taxes, duties, assessment or charges in respect of such bond by reason of such owner being connected with Canada otherwise than merely by the holding or ownership as a non-resident of Canada of such bond; or

(b)	presented for payment more than 15 days after the Relevant Date, except to the extent that the holder thereof would have been entitled to such Additional Amounts on the last day of such period of 15 days. For this purpose, the “Relevant Date” in relation to any bond means whichever is the later of:

(i)	the date on which the payment in respect of such bond becomes due and payable; or

(ii)	if the full amount of the moneys payable on such date in respect of such bond has not been received by the relevant paying agent on or prior to such date, the date on which notice is duly given to the holders of the bonds that moneys have been so received.

Global Bonds

The bonds may be issued in the form of one or more fully registered global bonds. The specific terms of the depositary arrangement with respect to any series of bonds to be issued in the form of a global bond will be described in the prospectus supplement relating to such series.

Governing Law and Enforceability

The bonds and the fiscal agency agreement will provide that they are to be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, except as otherwise specified in the prospectus supplement.

No applicable law requires the consent of any public official or authority for proceedings to be brought in Canada or judgment to be obtained in any such proceedings against Canada arising out of or relating to obligations under the bonds, nor is any immunity from jurisdiction available to Canada in any such proceedings, irrespective of whether a party to the proceedings or the holder of the bonds is or is not a resident within or a citizen of Canada. A judgment obtained in an action brought against Canada in the Federal Court of Canada is not capable of being enforced by execution but is payable out of the Consolidated Revenue Fund of Canada. Pursuant to the Currency Act (Canada), a judgment by a court in Canada must be awarded in Canadian currency, and such judgment may be based on a rate of exchange in existence on a day other than the day of payment.

Canada has not agreed to waive any immunity from jurisdiction nor has it appointed an agent in New York upon which process may be served for any purpose. In the absence of a waiver of immunity by Canada, it would be possible to obtain a United States judgment in an action against Canada only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976 precludes the granting of sovereign immunity. However, even if a United States judgment could be obtained in any such action under that Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of Canada located in the United States to enforce a judgment obtained under that Act may not be possible except under the limited circumstances specified in that Act.

TAX MATTERS

Canadian Federal Income Tax Consequences

The following constitutes a summary of the principal Canadian federal income tax consequences for an investor who acquires bonds pursuant to an offering by Canada, is the beneficial owner of the bonds, at all times for the purposes of the Income Tax Act (Canada) (the “Tax Act”) holds the bonds as capital property within the meaning of the Tax Act, and deals at arm’s length with Canada and any prospective purchaser of the bonds.

Generally the bonds will be considered to be capital property to an investor provided that the investor does not hold the bonds in the course of carrying on a business of buying and selling securities and has not acquired them as an adventure in the nature of trade. This summary does not apply to a financial institution (as defined in Section 142.2(1) of the Tax Act).

This summary is based upon the provisions of the Tax Act, the regulations thereunder and the Canada Revenue Agency’s published administrative and assessing policies as of the date of this prospectus. It also takes into account specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Canadian federal Minister of Finance prior to the date of this prospectus, but there is no certainty that such proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or governmental action or interpretation, nor does it address any provincial or foreign income tax considerations. This summary discusses the tax considerations applicable to persons who purchase bonds upon their initial offering and does not discuss the tax considerations applicable to subsequent purchasers of the bonds. The discussion does not address bonds issued with original issue discount or other special features. The prospectus supplement applicable to an issue of bonds with such special features will address the federal income tax considerations relevant to investing in such bonds and the discussion below is subject to any discussion of federal income tax considerations in an applicable pricing supplement.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR CONCERNING THE CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF BONDS. IN PARTICULAR, INVESTORS WHO DO NOT HOLD BONDS AS CAPITAL PROPERTY, INVESTORS WHO HAVE MADE A FUNCTIONAL CURRENCY REPORTING ELECTION UNDER THE PROPOSALS TO AMEND THE TAX ACT, INVESTORS WHO DO NOT DEAL AT ARM’S LENGTH WITH THE ISSUER, AS WELL AS INVESTORS WHO ARE “FINANCIAL INSTITUTIONS” SUBJECT TO SPECIAL PROVISIONS OF THE TAX ACT APPLICABLE TO INCOME, GAIN OR LOSS ARISING FROM SPECIFIED DEBT OBLIGATIONS OR MARK-TO-MARKET PROPERTIES, SHOULD CONSULT THEIR OWN TAX ADVISORS, AS THE FOLLOWING SUMMARY DOES NOT APPLY TO SUCH INVESTORS.

Investors Resident in Canada

The following section of this summary is applicable to an investor holding bonds who, at all relevant times, is a resident of Canada for purposes of the Tax Act (a “Canadian investor”).

Interest

A Canadian investor (other than a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary) will be required to include in computing its income for a taxation year any interest on bonds that becomes receivable or is received by it before the end of the year (depending upon the method regularly followed by the Canadian investor in computing income), except to the extent that such interest was included in computing the Canadian investor’s income for that or a preceding taxation year.

A Canadian investor that is a corporation, partnership, trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on bonds that accrues to it to the end of that year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing the Canadian investor’s income for a preceding taxation year.

Dispositions

A Canadian investor will generally be required to include in computing its income for the taxation year in which a disposition of a bond occurs (or is deemed to occur) the amount of interest that accrues to it to the date of the disposition, except to the extent that such amount has otherwise been included in income.

In general, a disposition or deemed disposition of a bond will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of unpaid accrued interest and any reasonable costs of disposition, exceed (or are less than) the Canadian investor’s adjusted cost base of such bond immediately before the disposition. One-half of any such capital gain (a “taxable capital gain”) realized by a Canadian investor in a taxation year will be included in computing the Canadian investor’s income for the year. One-half of the amount of any capital loss (an “allowable capital loss”) realized by a Canadian investor in a taxation year may be deducted from taxable capital gains realized by the Canadian investor in the year or against net taxable gains realized in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Additional Refundable Tax

An investor that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including an amount in respect of interest and taxable capital gains. The aforesaid tax is included in the 26 2/3% amount on which a “dividend refund” (as defined in the Tax Act) in respect of investment income may be claimed in accordance with the Tax Act.

Investors Not Resident in Canada

The following section of this summary is applicable to an investor holding bonds who, at all relevant times, for the purposes of the Tax Act, is, or is deemed to be, a non-resident of Canada and who does not hold or is not deemed to use or hold the bonds in carrying on business in Canada (a “non-resident investor”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

A non-resident investor will not be subject to Canadian non-resident withholding tax on any interest paid or credited on the bonds, provided that none of the interest so payable is contingent or dependent on the use of, or production from, property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion (other than in the case of an indexed debt obligation, a change in the purchasing power of money) or by reference to dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation (“participating debt interest”). No other Canadian taxes on income, including taxable capital gains on the disposition of a bond, are payable by a non-resident investor in respect of a bond.

Certain U.S. Federal Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the bonds by U.S. Holders (as defined below), but does not purport to be a complete analysis of all of the potential tax considerations. This summary is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated or proposed thereunder (“Treasury Regulations”), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with investors that will hold the bonds as “capital assets”, and does not address tax considerations applicable to you if you are subject to special tax rules including those applicable to banks, tax-exempt organizations, insurance companies, dealers, traders in securities or other persons who are required or who elect to mark to market, persons that will hold bonds as a position in a hedging, straddle, conversion or integrated transaction, or persons that have a functional currency other than the United States dollar. This summary discusses the tax considerations applicable to persons who purchase bonds from the underwriters upon their initial offering and does not discuss the tax considerations applicable to subsequent purchasers of the bonds. The discussion does not address bonds issued with original issue discount or other special features or warrants to purchase bonds. The prospectus supplement applicable to an issue of bonds with such special features will address the federal income tax considerations relevant to your investment in such bonds and the discussion below is subject to any discussion of federal income tax considerations in an applicable pricing supplement. If a partnership holds a bond, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding a bond, you should consult your own tax adviser. This summary does not cover any State or local or foreign tax implications of the acquisition, ownership, or disposition of the bonds.

WE ENCOURAGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used herein, the term “U.S. Holder” means the beneficial owner of a bond that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all of the trust’s substantial decisions (or for certain trusts formed prior to August 20, 1996, if such trust has a valid election in effect under U.S. law to be treated as a U.S. person).

Interest Payments

The term “interest” as used in this section “Certain U.S. Federal Income Tax Considerations” includes any additional amounts required to be paid under the terms of a bond. Interest on a bond that you receive or accrue (whether received in U.S. dollars or a currency other than the U.S. dollar (“foreign currency”)) will be taxable to you as ordinary interest income at the time it is accrued or paid, in accordance with your method of accounting for U.S. federal income tax purposes. Interest received or accrued by you on a bond generally will be income from sources outside the United States for purposes of computing the foreign tax credit limitation. For foreign tax credit limitation purposes, the income will generally be “passive category income” or “general category income”. The rules regarding the availability of foreign tax credits are complex and your ability to credit foreign taxes may be subject to various limitations. You should discuss the foreign tax credit rules with your own tax advisor. If you are a cash basis taxpayer and you receive an interest payment in foreign currency, you will be required to include in income the U.S. dollar value of such payment determined on the date such payment is received, regardless of whether the payment is in fact converted to U.S. dollars at that time.

If you are an accrual basis holder of a bond denominated in a foreign currency, you will be required to include in income the U.S. dollar value of the amount of interest income that has accrued with respect to an interest payment, determined by translating such income at the average rate of exchange for the relevant interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average rate for the portion of such interest accrual period within the taxable year. The average rate of exchange for an interest accrual period (or portion thereof) is the simple average of the exchange rates for each business day of such period (or such other average that is reasonably derived and consistently applied). You may elect to translate interest income (as well as interest expense) on debt instruments denominated in a foreign currency using the exchange rate on the last day of an interest accrual period (or the last day of the taxable year for the portion of such period within the taxable year). In addition, you may elect to use the exchange rate on the date of receipt (or payment) for such purpose if such date is within five business days of the last date of an interest accrual period. The election must be made in a statement filed with your return, and is applicable to all debt instruments for such year and thereafter unless changed with the consent of the Internal Revenue Service (the “IRS”).

Upon receipt of an interest payment (whether in a foreign currency or U.S. dollars), if you are an accrual basis taxpayer, you will recognize ordinary income or loss with respect to accrued interest income in an amount equal to the difference between the U.S. dollar value of the payment received (determined on the date such payment is received) in respect of such interest accrual period and the U.S. dollar value of the interest income that has accrued during such interest accrual period (as determined in the preceding paragraph). Any such income or loss generally will not be treated as interest income or expense, except to the extent provided by administrative pronouncements of the IRS.

Dispositions

Your tax basis in a bond generally will be the U.S. dollar value of your purchase price of such bond on the date of purchase. Upon the sale, exchange or redemption of a bond, you generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption (or the U.S. dollar value of the amount if it is realized in a foreign currency) and your tax basis in such bond. Except with respect to gains or losses attributable to changes in exchange rates, as described in the next paragraph, gain or loss so recognized will be capital gain or loss. You should consult your tax advisor regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals) or losses (the deductibility of which is subject to limitations).

Gain or loss recognized by you on the sale, exchange or retirement of a bond that is attributable to changes in the rate of exchange between the U.S. dollar and a foreign currency generally will be treated as ordinary income or loss. Such foreign currency gain or loss is recognized on the sale or retirement of a bond only to the extent of total gain or loss recognized on the sale or retirement of such bond.

Gain or loss that you realize on the sale or retirement of a bond generally will be U.S. source gain or loss.

Transactions in Foreign Currency

Foreign currency received as a payment of interest on, or on the sale or retirement of, a bond will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time payment is received in consideration of such sale or retirement. The amount of gain or loss recognized on a sale or other disposition of such foreign currency will be equal to the difference between (i) the amount of U.S. dollars, or the fair market value in U.S. dollars of the other currency or property received in such sale or other disposition, and (ii) the tax basis of the recipient in such foreign currency and will be ordinary gain or loss.

Backup Withholding and Information Reporting

In general, payments of interest on, and the proceeds of a sale, redemption or other disposition of, a bond, payable to you by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to you as required under applicable regulations. Backup withholding will apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on you U.S. federal income tax return. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. You should consult your tax adviser as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding may be refunded or allowed as a credit against your U.S. federal income tax liabilities if the required information is furnished to the IRS.

THE ABOVE DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO YOU. THE DISCUSSION ALSO DOES NOT ADDRESS FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO INVESTING IN BONDS ISSUED WITH ORIGINAL ISSUE DISCOUNT OR OTHER SPECIAL FEATURES AND IS SUBJECT TO ANY DISCUSSION OF FEDERAL INCOME TAX CONSIDERATIONS IN A PROSPECTUS SUPPLEMENT APPLICABLE TO AN ISSUE OF BONDS WITH SUCH SPECIAL FEATURES. EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE BONDS.

PLAN OF DISTRIBUTION

Canada may sell the bonds to which this prospectus relates in any of three ways: (i) through underwriters or dealers, (ii) directly to one or a limited number of institutional purchasers or (iii) through agents. Each prospectus supplement with respect to the bonds will set forth the terms of the offering of the bonds, including the name or names of any underwriters or agents, the purchase price of the bonds and the net proceeds to Canada from such sale, any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the bonds may be listed.

If underwriters are used in the sale, the bonds will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The bonds may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the bonds will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the bonds offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The bonds may be sold directly by Canada or through agents designated by Canada from time to time. Any agent involved in the offer or sale of the bonds will be named, and any commissions payable by Canada to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such bonds for its own account.

Agents and underwriters may be entitled under agreements entered into with Canada to indemnification by Canada against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for Canada in the ordinary course of business.

AUTHORIZED AGENT

The name and address of the authorized agent of Canada in the United States is Michael H. Wilson, Canadian Ambassador to the United States of America, Canadian Embassy, 501 Pennsylvania Avenue, N.W., Washington, D.C. 20001.

PUBLIC OFFICIAL DOCUMENTS

Information included or incorporated by reference herein, which is designated as being taken from a publication of Canada, or an agency or instrumentality thereof, is included or incorporated herein on the authority of such publication as a public official document.

€2,000,000,000

Canada

3.500% Euro Bonds due January 13, 2020

BNP PARIBAS	Credit Suisse	Deutsche Bank	HSBC

BofA Merrill Lynch	CALYON Credit Agricole CIB	Citi	RBC Capital Markets	TD Securities

BMO Capital Markets
Casgrain & Company (USA) Limited
CIBC
Desjardins Securities Inc.
Laurentian Bank Securities
National Bank Financial
Scotia Capital

Prospectus Supplement
dated January 6, 2010